UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc. Savings and Profit-Sharing Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

The PMI Group, Inc. Savings and Profit-Sharing Plan

Financial Statements

and Supplemental Schedules

(Modified Cash Basis)

As of December 31, 2005 and 2004 and for the year ended December 31, 2005

i

Report of Independent Registered Public Accounting Firm

The Participants of The PMI Group, Inc. Savings and Profit-Sharing Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2005 and 2004, and the changes therein (modified cash basis) for the year ended December 31, 2005, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2005, and reportable transaction for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 9, 2006

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	As of December 31,
	2005	2004
Assets
Dividends receivable	$20,162	$18,713
Investments, at fair value	76,961,376	70,099,510

Net assets available for benefits	$76,981,538	$70,118,223

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2005

Additions
Appreciation and investment income:
Net appreciation in fair value of investments	$3,608,480
Interest and dividends	1,503,469

Total appreciation and investment income	5,111,949

Contributions:
Participants	5,560,898
Employer	3,174,917
Rollovers	412,431

Total contributions	9,148,246

Total additions	14,260,195
Deductions
Benefits paid directly to participants	7,393,930
Administrative expenses	2,950

Total deductions	7,396,880

Net increase	6,863,315
Net assets available for benefits:
Beginning of year	70,118,223

End of year	$76,981,538

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

The following description of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time employees of The PMI Group, Inc. (the Company) other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Merrill Lynch Trust Company.

Employees are eligible on the first day of the next payroll period after their date of employment.

Contributions

Each year, participants may contribute up to 17% of their pretax annual compensation, as defined by the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). In addition, non-highly compensated participants may elect to contribute to the Plan on an after-tax basis, provided the total contribution on a pretax and after-tax basis does not exceed 25% of compensation. Highly compensated participants are limited to a total of pretax and after-tax contribution equal to 17% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective October 1, 2005, a Plan amendment increased the maximum deferral percentage from 17% up to a maximum of 75% of a participant’s pretax annual compensation.

The Company makes basic matching contributions equal to 25% of the first 6% of each participant’s pretax compensation contributed to the Plan. An additional supplemental matching contribution may be made annually as determined by the Company in an amount up to 75% of the first 6% of each participant’s pretax compensation contributed to the Plan. Total matching contributions cannot exceed 6% of a participant’s compensation as defined by the Plan. Participants direct the investment of their contributions and the Company’s basic matching contributions. The Company’s supplemental matching contributions are invested in the Company’s common stock, but may be transferred to other investment options as directed by the participant after being held in the Company’s common stock for a period of two years.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Contributions (continued)

In February 2006, the Company funded 2005 employer matching contributions to the trust in the amount of $3,329,664, which was approved by the Board.

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan appreciation and investment income (earnings). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in all contributions to their account and earnings thereon.

Participant Withdrawals

Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of employment, death, disability or retirement, participants or their beneficiaries may elect to receive a lump-sum benefit. Upon attaining age 59 1/2, participants may elect to receive either a lump-sum amount equal to their vested account balance or a portion paid in a lump sum with the remainder paid at a later date. At age 70 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

In 2005, participant withdrawals were $7,393,930 compared to $7,805,764 in 2004. This decrease was primarily due to a decrease in lump-sum distributions related to terminations resulting from field office restructurings in 2004.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participants’ account and bear an interest rate equal

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Loans (continued)

to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, investment income, including net realized and unrealized appreciation (depreciation) in fair value of investments is recognized in the period incurred, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividends are accrued in accordance with the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

At December 31, 2005, there were 20 investment fund options available in the Plan, including The PMI Group, Inc. common stock. During 2005 and 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2005	2004
Registered investment companies	$2,963,216	$2,998,083
Common collective trust funds	815,559	1,744,115
Common stock	(170,295)	2,105,641

Total	$3,608,480	$6,847,839

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Investments that represent 5% or more of fair value of Plan’s net assets are as follows:

	December 31
	2005	2004
Merrill Lynch Equity Index Trust Fund	$13,261,330	$13,037,479
Merrill Lynch Mid Cap Index Trust Fund	9,803,462	8,590,385
Oppenheimer Dev Mkts Fund CL A	5,056,125	*
The PMI Group, Inc. Common Stock	14,915,463	15,731,066

*	Fair value of investment does not exceed 5% of the Plan’s net assets for the year indicated.

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments are as follows:

	December 31
	2005	2004
Net assets:
Dividends receivable	$20,162	$18,713
Money market fund	151,997	156,733
Common stock	14,915,463	15,731,066

Total	$15,087,622	$15,906,512

	Years ended December 31
	2005	2004
Changes in net assets:
Net (depreciation) appreciation in fair value of investments	$(170,295)	$2,105,641
Interest and dividends	86,541	77,717
Contributions	2,751,914	2,273,093
Transfer from PMI Alternate 401(k) Plan	—	553
Benefits paid directly to participants	(2,088,820)	(1,825,621)
Asset transfer related to sale of subsidiary	—	(1,907,327)
Administrative expenses	(294)	(269)
Net transfer to participant-directed accounts	(1,397,936)	(1,490,325)

Total change in net assets	$(818,890)	$(766,538)

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2005, the Plan made purchases of $3,192,145 and sales of $3,575,636 of the Company’s common stock.

Additionally, the Plan invests in various investment funds managed by its Plan trustee, Merrill Lynch Trust Company.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Registered investment companies:
	Templeton Foreign Fund	195,373.7082 shares	$	**	$2,471,477
	PIMCO Total Return Fund	314,896.9623 shares		**	3,306,418
	Van Kampen Aggressive Growth Fund	103,325.0306 shares		**	1,626,336
	Davis New York Venture Fund	104,396.9570 shares		**	3,556,804
*	Merrill Lynch Fundamental Growth Fund	136,639.8798 shares		**	2,616,654
*	Merrill Lynch Small Cap Index Fund	67,650.5417 shares		**	971,462
*	Merrill Lynch Mid Cap Value Opp Port Fund	89,503.2414 shares		**	1,670,131
	BGI Lifepath 2010 Fund	227,660.9398 shares		**	2,943,656
	BGI Lifepath 2020 Fund	152,002.6093 shares		**	2,409,241
	BGI Lifepath 2030 Fund	136,934.5012 shares		**	2,107,422
	BGI Lifepath 2040 Fund	84,938.7178 shares		**	1,544,186
	BGI Lifepath Retirement Portfolio Income Fund	114,252.4126 shares		**	1,281,912
	Oppenheimer Dev Markets Fund	139,172.1679 shares		**	5,056,125
	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	71,862.2646 units		**	1,806,719
*	Merrill Lynch Mid Cap Index Trust Fund	653,564.1293 units		**	9,803,462
*	Merrill Lynch Equity Index Trust Fund	142,518.3254 units		**	13,261,330
*	Merrill Lynch Retirement Preservation Trust Fund	1,920,939.8600 units		**	1,920,940
	Money market funds:
*	Merrill Lynch Retirement Reserves Fund	2,400,406.1500 units		$2,400,406	2,400,406
	CMA Money Fund	304,062.7300 units		**	304,063
	Common stock:
*	The PMI Group, Inc. Common Stock	365,599 shares		$10,894,482	14,915,463
	Participant loans:
*	Participant loans	Interest rates ranging from 5% to 9%, maturing through 2010		**	987,169

	Total investments				$76,961,376

*	Indicates parties-in-interest to the Plan.

**	Cost information has been omitted as these investments are entirely participant-directed.

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4j – Schedule of Reportable Transaction (Modified Cash Basis)

December 31, 2005

Identity of Issuer	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) - Series of Transactions in excess of 5% of Plan Assets
*Merrill Lynch	PMI Stock Fund:
	Sales	$—	$8,453,420	$7,511,328	$8,453,420	$942,092
	Purchases	$8,060,670	$—	$8,060,670	$8,060,670	$—

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2005.

*	Party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PMI Group, Inc. Savings and Profit-Sharing Plan

By	/s/ Charles F. Broom
Charles F. Broom
Plan Administrator

Date: June 28, 2006

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

EXHIBIT INDEX

Exhibit Number:	Description

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm